Exhibit 99.2

NOTICE-AND-ACCESS NOTIFICATION FOR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO: BENEFICIAL SHAREHOLDERS OF ARC RESOURCES LTD.

TAKE NOTICE that ARC Resources Ltd. (the "Corporation") is using the "notice-and-access" provisions under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") to send to beneficial holders ("Beneficial Shareholders") of Common Shares ("Common Shares") of the Corporation proxy-related materials relating to the Annual and Special Meeting (the "Meeting") of holders of Common Shares which will be held at the Ballroom in the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, on Thursday, the 30th day of April, 2015, at 10 a.m. (Mountain standard time).

As is set forth in the Information Circular – Proxy Statement (“Information Circular”) of the Corporation dated March 12, 2015 that has been prepared for the Meeting, and the voting instruction form which accompanies this Notice-and-Access Notification, each of the following matters will be voted on at the Meeting:

1.	the election of directors of the Corporation (information respecting the election of directors may be found in the Information Circular under "Election of Directors");

2.	the appointment of auditors of the Corporation (information respecting the appointment of auditors may be found in the Information Circular under "Appointment of Auditors");

3.	a resolution to accept the Corporation's approach to executive compensation (information respecting this advisory vote on executive compensation may be found in the Information Circular under "Advisory Vote on Executive Compensation");

4.	an ordinary resolution to approve the adoption by the Corporation of a Long Term Restricted Share Award Plan (information respecting this long term restricted share award plan may be found in the Information Circular under "Long Term Restricted Share Award Plan"); and

5.	such other business as may properly be brought before the Meeting or any adjournment thereof.

Beneficial Shareholders are reminded to review the Information Circular carefully before voting as the Information Circular has been prepared to help you make an informed decision.

The Corporation has elected to use the Notice-and-Access Provisions for the Meeting in respect of mailings to its Beneficial Shareholders but not in respect of mailings to its registered holders of Common Shares ("Registered Shareholders"). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an Information Circular in respect of a meeting of its shareholders and related materials online.

The Corporation has also elected to use procedures known as 'stratification' in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an Information Circular and, if applicable, a paper copy of financial statements and related management's discussion and analysis ("Financial Information"), to some shareholders together with a notice of a meeting of its shareholders. In relation to the Meeting,

Registered Shareholders will receive a paper copy of each of a notice of the Meeting, the Information Circular and a form of proxy whereas Beneficial Shareholders will receive this Notice-and-Access Notification and a voting instruction form. Furthermore, a paper copy of the Financial Information in respect of the most recent financial year of the Corporation will be mailed to Registered Shareholders as well as to those Beneficial Shareholders who have previously requested to receive them.

The Information Circular together with related materials have been posted and are available for review at www.arcresources.com and also on the Corporation's SEDAR profile at www.sedar.com. Beneficial Shareholders who wish to receive a paper copy of the Information Circular and/or the Financial Information should contact Broadridge Investor Communications Corporation (“Broadridge”) at the toll-free number 1-877-907-7643 at any time up to and including the date of Meeting or any adjournment thereof. A Beneficial Shareholder may also call the Corporation at 1-888-272-4900 (toll free) to obtain additional information about the Notice-and-Access Provisions.

In order to allow Beneficial Shareholders a reasonable time to receive paper copies of the Information Circular and related materials and to vote their Common Shares, any Beneficial Shareholders wishing to request paper copies as described above should ensure that such request is received by 5:00 p.m. (Mountain standard time) on April 20, 2015.

Beneficial Shareholders are reminded that in order to ensure that their Common Shares are voted at the Meeting they must: (i) complete and return the accompanying voting instruction form to Broadridge by mail or facsimile at the address or facsimile number noted thereon; and (ii) ensure that such completed voting instruction form is received by Broadridge not later than 72 hours (excluding weekends and holidays) prior to the time of the Meeting or any adjournment thereof. Alternatively, Beneficial Shareholders can vote their Common Shares prior to this deadline by calling 1-800-474-7493 (toll free) or can vote on the internet at www.proxyvote.com in accordance with the instructions set forth in the accompanying voting instruction form. Reference is also made to the discussion in the Information Circular under “Beneficial Shareholder Voting Information” for further information on voting.

DATED at Calgary, Alberta, this 12th day of March, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

Myron M. Stadnyk
President and Chief Executive Officer

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